VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH AND CASH EQUIVALENTS	$	3,349,690
CERTIFICATE OF DEPOSIT		3,528
RECEIVABLE FROM BROKERS		991,651
INVESTMENT SECURITIES, AT FAIR VALUE		10,763,191
DUE FROM RELATED PARTIES		7,421
PROPERTY AND EQUIPMENT		407,006
OTHER ASSETS		1,337,783
	$	16,860,270

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	546,259
Accrued bonus payable		564,929
Due to related parties		221,730
Deferred tax liability		1,386,780
Deferred rent		126,869
Total liabilities		2,846,567
COMMITMENTS AND CONTINGENCY		
STOCKHOLDER'S EQUITY		14,013,703
	$	16,860,270

CONFIDENTIAL

See accompanying notes.